

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 23, 2007

Michael J. Soja
pSivida Limited
Chief Financial Officer
400 Pleasant Street
Watertown MA 02472

      RE: **pSivida Limited**
              Form 20-F for the fiscal year ended June 30, 2006
              Filed December 8, 2006
              File No. 000-51122

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant

CC: Lawrence Goodman, Esq. (via fax)